Exhibit 99.2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

April 11, 2019

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Please sign, date and mail your proxy card in the

envelope provided as soon as possible.

ê Please detach along perforated line and mail in the envelope provided. ê

▄

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The board of directors recommends a vote “AGAINST” the following proposal

1. To remove from office, immediately upon the closing of the general meeting of the shareholders, each of the following current serving directors:	FOR	AGAINST	ABSTAIN

(a) Mr. Yuval Viner	☐	☐	☐
(b) Mr. Yosi Lahad	☐	☐	☐
(c) Mr. Avidan Zelicovsky	☐	☐	☐
(d) Ms. Odelia Levanon	☐	☐	☐
(e) Mr. Ziv Dekel	☐	☐	☐
(f) Ms. Revital Cohen	☐	☐	☐
(g) Mr. Ralph Sassun	☐	☐	☐

The board of directors recommends a vote “AGAINST” the following proposal

2. To elect each of the following to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified:

	FOR	AGAINST	ABSTAIN
(a) Eli Yoresh	☐	☐	☐
(b) Itschak Shrem	☐	☐	☐
(c) Lior Amit	☐	☐	☐
(d) Liron Carmel	☐	☐	☐
(e) Dr. Hedva Voliovitch	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

▄	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	▄

Form of Proxy Card

B.O.S. BETTER ONLINE SOLUTIONS LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 11, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side.)

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